WINDARRA MINERALS LTD. – "WRA"

NEWS RELEASE **NOVEMBER 22, 2001**

Windarra Minerals Ltd. ("Windarra") announces that it has entered into an amalgamation agreement dated November 19, 2001, with China Energy and Power Corporation ("China Energy") whereby it is proposed to amalgamate their two companies. The amalgamated company ("Amalco") will be called Windarra Energy and Power Corporation. The amalgamation is subject to shareholder and regulatory approval.

Under the proposal, Windarra's shareholders will receive in the aggregate 1,441,111 shares of Amalco for all shares in the capital of Windarra presently held. This share issuance will represent ten percent (10%) of the issued and outstanding shares of Amalco. The shareholders of China Energy will receive 12,970,000 shares of Amalco in exchange for all shares in the capital of China Energy presently held, representing ninety percent (90%) of the Amalco shares. The conversion ratio of the proposed transaction are subject to substantiation by an independent evaluation acceptable to Windarra, China Energy and the Canadian Venture Exchange ("CDNX").

The principal shareholders of China Energy are Oliver Xing of Toronto, ON, and William Anderson, Vancouver, BC.

Upon completion of the amalgamation, the executives of Amalco will be as follows:

- Oliver Xing, Chairman of China Energy, will be Chairman and a Director;
- William Anderson, President and Director of Windarra and Vice-Chairman and President of China Energy, will be appointed the Vice-Chairman, President and a Director;
- Steven Brunelle, Director of Windarra, will be appointed a Director; and
- John Pallot, Director of Windarra, will be appointed a Director.

Windarra is in the process of retaining a sponsor in connection with this transaction.

About China Energy

China Energy is a Canadian company incorporated under the laws of the Province of Ontario. China Energy's focus is on resource and energy developments in China. China Energy owns the rights to a significant anthracite coal deposit in Guizhou Province, China, in the Louxia area of China. China Energy is planning to build and operate a mine and build a mine-mouth plant with an initial capacity of 350MW.

China Energy has a 50 year Definitive Agreement with the Coal Bureau of Qianxinan Autonomous Prefecture to develop and own the production and sale of high quality anthracite at Louxia in Qianxinan

Autonomous Prefecture, Guizhou Province, China. The entire property contains possible geological reserves of 2.5 billion tonnes of anthracite.

The transaction contemplated herein will be deemed a Reverse Take-over ("RTO") pursuant to the policies of the CDNX.

Completion of the transaction is subject to a number of conditions, including but not limited to, Exchange acceptance and disinterested shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the Management Information Circular and/or Filing Statement to be prepared in connection with the transaction, any information released or received with respect to the RTO may not be accurate or complete and should not be relied upon. Trading in the securities of Windarra should be considered highly speculative.

The CDNX has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

BY ORDER OF THE BOARD

William Anderson, President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

POSEIDON MINERALS LTD.

Box 273, Two Bentall Center
555 Burrard Street, 9th Floor
Vancouver, BC V7X 1M8
Telephone: (604) 688-1508
Fax: (604) 893-7071

COMPANY UPDATE

October 16th, 2001- The Company continues its due diligence of the transaction proposed in its earlier news release of June 4th 2001. The transaction will amalgamate the Company with a private corporation Precision Casting Corporation ("Precision") and would result in a reverse take-over (RTO) pursuant to policies of the Canadian Venture Exchange.

Precision is a Chinese manufacturer and distributor of specialty pumping parts and equipment designed for the oil and gas drilling business. Precision plans to expand its marketing presence in North America and is looking to raise its profile.

Poseidon is reviewing the business of Precision and the companies are working to complete a definitive agreement that will set out the terms to be presented to shareholders. No sponsorship of the Company has yet been arranged.

The Company is also pursuing financing opportunities in connection to the RTO and that will accommodate ongoing working capital needs.

ON BEHALF OF THE BOARD

POSEIDON MINERALS LTD.

"Steve Brunelle"
Steven Brunelle, President.

United States Securities & Exchange Comm.
12g 3-2 (b) Exemption No. 82-3026
POSEIDON MINERALS LTD.

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
POSEIDON MINERALS LTD.	01	07	31	01	09	25

ISSUER ADDRESS				
#900 – 555 BURRARD STREET, BOX 273 TWO BENTALL CENTRE				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V7X 1M8	604-893-7071	604-688-1508
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
JUNE BALLANT		CONTROLLER		604-688-1508
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
jballant@windarra.com				

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Steve Brunelle"	STEVE BRUNELLE	01	09	25
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"John Yates"	JOHN YATES	01	09	25

POSEIDON MINERALS LTD.
FORM 51-901F
JULY 31, 2001

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited financial statements for the quarter ended July 31, 2001.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. a) Deferred exploration costs: Nil

   b) General and administrative expenses: See attached financial statements for the quarter ended July 31, 2001.

2. **Related party transactions:** See Note 6 in the attached financial statements for the quarter ended July 31, 2001.

3. **For the current fiscal year:**

   a) Summary of securities issued: Nil

   b) Summary of options granted: There were no options granted during the period.

4. **As at the end of the reporting period:**

   a) Authorized share capital: 100,000,000 common shares without par value

   b) Shares issued , allotted and outstanding:

	Number of Shares	Amount
Balance, July 31, 2001	5,923,233	$ 8,215,364

   c) Options, warrants and convertible securities outstanding: See Note 4 in the attached financial statements for the period ended July 31, 2001.

   d) Number of escrow shares: Nil

5. **List of directors and officers:**

President and Director	Steven Brunelle
Director	Peter Mordaunt
Director	John Yates
Secretary	June Ballant

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Financial Discussion

During the period, the Company recorded a $30,213 loss.

During the period, 90,000 options exercisable at $0.45 per share expired unexercised.

Investor Relations

No investor relations were undertaken during the period.

Legal Proceedings

There are no legal proceedings with the Company.

Reactivation

The Company entered into a Letter of Intent ("LOI") on June 3, 2001, with Pumpcastings Inc. Pumpcastings Inc. is a private Chinese company that provides specialized equipment to the oil and gas drilling industry. They are an established business expanding into the North American market. The LOI contemplates an amalgamation of the two companies. This transaction would constitute a Reverse Takeover pursuant to the policies of the Canadian Venture Exchange. Correspondingly, the shares of the Company were halted from trading. This transaction is subject to shareholder and regulatory approval.

At the Company's Annual General Meeting held on June 28, 2001, the Company received shareholder approval to consolidate its share capital on a maximum of a 2 to 1 basis and an incidental name change to Poseidon Resources Ltd.

POSEIDON MINERALS LTD.
Balance Sheets
Unaudited

		July 31 2001		January 31 2001
ASSETS				
Current				
Cash and equivalents	$	896	$	2,044
Accounts receivable		1,354		400
		2,250		2,444
Environmental bond (Note 3)		2,000		2,000
	$	4,250	$	4,444
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	102,739	$	72,720
		102,739		72,720
Shareholders' equity				
Capital stock (Note 4)		8,215,364		8,215,364
Deficit		(8,313,853)		(8,283,640)
		(98,489)		(68,276)
	$	4,250	$	4,444

On behalf of the Board:

"Steve Brunelle"	*"John Yates"*
Steve Brunelle	JohnYates
Director	Director

The accompanying notes are an integral part of these financial statements.

POSEIDON MINERALS LTD.
Statements of Operations and Deficit
Unaudited

	3 months ended July 31, 2001	3 months ended July 31, 2000	6 months ended July 31, 2001	6 months ended July 31, 2000
EXPENSES				
Administration fees	$ 4,500	$ -	$ 6,000	$ -
Office rent, telephone, & reception	6,823	1,970	9,066	2,604
Printing	35	43	895	1,108
Professional fees	5,189	8,204	8,739	9,404
Regulatory fees	1,480	1,836	1,480	1,836
Shareholder communications	957	1,158	957	1,158
Transfer agent fees	2,633	2,997	3,142	3,631
	21,617	16,208	30,279	19,741
Loss from operations	(21,617)	(16,208)	(30,279)	(19,741)
OTHER ITEMS				
Interest income	52	667	66	763
Loss for the period	(21,565)	(15,541)	(30,213)	(18,978)
Deficit, beginning of period	(8,292,288)	(8,242,272)	(8,283,640)	(8,238,835)
Deficit, end of period	$ (8,313,853)	$ (8,257,813)	$ (8,313,853)	$ (8,257,813)
Income (Loss) per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

The accompanying notes are an integral part of these financial statements.

POSEIDON MINERALS LTD.
Statements of Cash Flows
Unaudited

	3 months ended July 31, 2001	3 months ended July 31, 2000	6 months ended July 31, 2001	6 months ended July 31, 2000
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss) for the period	$ (21,565)	$ (15,541)	$ (30,243)	$ (18,978)
Changes in non-cash working capital items:				
(Increase) decrease in receivables	(90)	(958)	(924)	692
Increase (decrease) in accounts payables and accrued liabilities	21,429	2,806	30,019	(17,443)
Net cash used in operating activities	(226)	(13,693)	(1,148)	(35,729)
CASH FLOWS FROM FINANCING ACTIVITIES				
Exercise of warrants	-	10,000	-	10,000
Net cash provided by financing activities	-	10,000	-	10,000
Decrease in cash and equivalents during the period	(226)	(3,693)	(1,148)	(25,729)
Cash and equivalents, beginning of period	1,122	8,210	2,044	30,246
Cash and equivalents, end of period	$ 896	$ 4,517	$ 896	$ 4,517

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and is currently investigating mineral properties to acquire and develop.

These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to obtain adequate equity financing or generate profitable operations in the future.

	2001
Deficit	$ (8,313,853)
Working capital (deficiency)	(100,489)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisitions of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

Deferred exploration costs

The Company defers all exploration expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Values

The amounts shown for mineral properties and deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of current and future reserves.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

Financial instruments

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Income taxes

Future income taxes are recorded for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock-based compensation plan

The Company grants stock options to executive officers and directors, employees and consultants pursuant to a stock option plan described in Note 4. No compensation is recognized for this plan when stock options are granted or extended. Any consideration received on exercise of stock options is credited to capital stock.

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year.

3. ENVIRONMENTAL BOND

The Company has posted a $2,000 pollution control bond which is being held in trust by the Ministry of Mines of British Columbia. The bond relates to the Atlin properties which were previously abandoned by the Company.

4. CAPITAL STOCK

	Number of Shares		Amount
Authorized			
100,000,000 common shares without par value			
Issued			
As at January 31, 2001 and July 31, 2001	5,923,233	$	8,215,364

During the previous year, the Company completed a private placement for 215,000 units at a price of $0.15 per unit for gross proceeds of $32,250. Each unit consists of one common share and one non-transferable share purchase warrant enabling the holder to acquire one additional common share at $0.15 for the first year and $0.17 for the second year.

Stock options and warrants

The Company follows the policies of the Canadian Venture Exchange to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the policies, the exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The following share purchase warrants were outstanding at July 31, 2001:

Number Of Shares	Exercise Price	Expiry Date
215,000	$ 0.17	May 1, 2002

5. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued $3,000 for administration fees to a company with directors in common.

b) Paid or accrued $3,000 for rent to a company with directors in common.

c) Paid or accrued $3,600 for accounting services to a company with directors in common.

Included in accounts payable at July 31, 2001 is $48,191 due to directors, companies controlled by directors and companies with directors in common.

6. SEGMENTED INFORMATION

Industrial information

The Company primarily operates in the resource sector.

Geographical information

The Company's identifiable assets are located in the following locations:

	2001
Canada	$ 4,250

The Company's loss for the period was incurred in the following locations:

	2001
Canada	$ 30,213

POSEIDON MINERALS LTD.

CORPORATE DATA

September 2001

HEAD OFFICE

9th Floor, 555 Burrard Street
Box 273, Two Bentall Centre
Vancouver, BC
V7X 1M8
Tel: (604) 688-1508
Fax: (604) 893-7071
Email: info@windarra.com

REGISTERED OFFICE & SOLICITOR

Anfield Sujir Kennedy & Durno
1600 – 609 Granville Street
Vancouver, BC
V7Y 1C3

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, BC
V6C 3B9

AUDITORS

Davidson & Company
1200 – 609 Granville Street
Vancouver, BC
V7Y 1G6

DIRECTORS AND OFFICERS

Steven Brunelle, President and Director
Peter Mordaunt, Director
John Yates, Director
June Ballant, Secretary

INVESTOR CONTACTS

Peter Dunfield
Tel: (604) 688-1508
Fax: (604) 893-7071

CAPITALIZATION

Authorized:	100,000,000
Issued:	5,923,233
Escrow:	Nil
Options:	Nil
Warrants:	215,000

LISTINGS

Canadian Venture Exchange
Trading Symbol: PMN
Cusip No.: 73731B 10 8